A2Z Smart Technologies Announces Closing of an Additional CAD$2,562,434 Non-Brokered Private Placement – Completing a Total Financing of CAD$10.9 million

TEL AVIV, ISRAEL. December 29, 2020 - A2Z Smart Technologies Corp. (**"A2Z"** or the **"Company") (TSXV:AZ) (OTCQX: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce that it has closed a non-brokered private placement (the "**Offering**") of subscription receipts for gross proceeds of CAD$2,562,434 from Clal Insurance Company Ltd ("Clal"), a leading Israeli insurance company and pension fund with over CAD$74 Billion of assets under management. The Company has issued 4,099,894 subscription receipts units (the "**Units**") at a price of $0.625 per Unit. Each Unit is comprised of one common share of the Company (a "**Common Share**") and one Common Share purchase warrant (each, a "**Warrant**"). Each Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.90 at any time prior to December 24, 2025.

This private placement, together with A2Z's previously announce private placement (see press release dated November 16, 2020), completes a total of $10.9 million CAD recently raised by the Company.

In connection with the Offering, the Company paid finders' fees of $128,122 in cash and issued 300,000 Warrants to Orion Underwriting.

All securities issued in connection with the Offering are subject to a four month and one day hold period expiring on April 25, 2021.

The Company intends to use the proceeds of the Offering for product marketing, manufacturing, further integration of the Cust2mate business and general corporate purposes.

The Company also announces that it has issued 60,483 common shares of the Company to Waterside Capital Advisors Inc. ("Waterside") as consideration for services rendered by Waterside to the Company pursuant to the terms of previously announced consulting agreements. The securities were issued to Waterside at a deemed price of $0.62 per common share, and are subject to a hold period expiring April 30, 2021. The issuance is subject to final Exchange acceptance of the related filings.

About Clal Insurance Company Ltd – please see https://www.clalbit.co.il/investorsrelations/aboutclalgroup/.

About A2Z Smart Technologies, Inc.

A2Z Smart Technologies, Inc. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced
Instagram: a2z_smart_tech

On Behalf of the Company,

Bentsur Joseph, CEO